P.E. 1/28/02

02012208

CONFORMED COPY



# FORM 6-K

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, D.C. 20549**

**REPORT OF FOREIGN PRIVATE ISSUER**
**PURSUANT TO RULE 13a-16 or 15d-16 OF**
**THE SECURITIES EXCHANGE ACT OF 1934**

**FOR JANUARY 28, 2002**

# ENDESA, S.A.

**(Exact name of Registrant as specified in its charter)**



**KINGDOM OF SPAIN**
**(Jurisdiction of Incorporation)**

**PRINCIPE DE VERGARA, 187**
**28002 MADRID, SPAIN**
**(Address of principal executive offices)**

*[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]*

**FORM 20-F _X_ FORM 40-F___**

*[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]*

**YES ___ NO _X_**

*[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]* Not applicable

ENDESA, S.A.

Table of Contents

endesa

Investor Relations

*Press Release*

# ENDESA AND ENERSIS WILL BUILD A 310 MW CCGT PLANT IN BRAZIL

- **The plant, which will be located in Pecém (Ceará), is part of the Priority Programme for Thermoelectricity (PPT) supported by the Brazilian government after the country's recent electricity crisis brought by the drought.**
- **ENDESA Internacional has assumed 51% of the plant's ownership while Enersis owns the remaining 49%.**
- **The plant is expected to be commissioned in December 2003 and will cover 30% of the current demand in the State of Ceará.**

**New York, January 22nd 2002.** – ENDESA (NYSE:ELE), through its affiliates ENDESA Internacional and Enersis, will add 310 MW of new capacity into the Brazilian market with the construction of the CCGT plant in Fortaleza. The decision to build this facility is supported by the favourable prospects of business in Brazil for electricity generation, after the incentives established by the Brazilian government for thermal generation following the rationing caused by the recent drought. This reflected the inadequacy of the existing generation assets – mainly hydroelectric – to meet the existing demand.

The new CCGT plant is located in Pecém (Fortaleza, capital of the State of Ceará), and is part of the Priority Programme for Thermoelectricity (PPT) supported by the Brazilian government. This brings significant advantages, such as the guaranteed supply of gas for 20 years, an incentive to investment via remuneration and help in the sourcing of financing for Brazilian-made equipment.

On the other hand, this new plant will allow ENDESA to increase its generation asset base in Brazil, balancing its business mix in the country, where its current share in generation is 1% against 5% for distribution.

ENDESA Internacional and Enersis will make a joint investment of US$ 207 million in the construction of this plant. ENDESA, through ENDESA Internacional, will own 51% and Enersis will own the remaining 49%.

The construction will begin in March once the necessary approvals are obtained. The plant will cover 30% of the current demand in the State of Ceará, increasing the security margin of the electricity supply in the State.

The plant is expected to be commissioned in December 2003. The power purchase agreement for the sale of all of the plant's output has already been signed.

The project will be carried out on a turnkey basis. The construction contract has been awarded to Mitsui after an open bid.

ENDESA has a presence in northern Brazil through Coelce, the largest distributor in Ceará, with a customer base of 1.8 million. Until now, the state-owned Chesf was the sole energy supplier.

Through Endesa Chile, ENDESA also controls Cachoeira Dourada, a hydroelectric generator located south of Brasilia with a capacity of 658 MW that was commissioned in 1997.

For additional information please contact Jacinto Pariente at North America Investor relations Office.212 750 72 00.

http://www.endesa.es

endesa

**Investor Relations**

***Press Release***

# THE EUROPEAN COMMISSION ALLOWS ENDESA AND SONAE TO ESTABLISH A JOINT COMPANY FOR THE COMMERCIALISATION OF ENERGY IN PORTUGAL

- **The company will be 50% owned by each partner. Its name will be ENDESA ENERGIA PORTUGAL S.A. and will be headquartered in Lisbon.**
- **ENDESA and SONAE therefore position themselves vis-à-vis the imminent creation of the Iberian Electricity Market, recently agreed by the Spanish and Portuguese governments.**

**New York, January 25th 2002.** ENDESA (NYSE:ELE) and the Portuguese SONAE have received the green light from the European Commission for the setting up of a joint company, 50% owned by each partner, with the aim of supplying electricity and services to Portuguese eligible customers in the deregulated market.

The new company will be called ENDESA ENERGIA PORTUGAL S.A, will be headquartered in Lisbon and from the start will have a branch in Porto to serve the northern part of the country, which is of high relevance from an industrial point of view.

ENDESA's Spanish commercialisation affiliate will provide technological support for systems and products, while SONAE will contribute with its knowledge of the Portuguese market. These elements will allow the immediate start of commercial activities.

Within Portugal's potential market for eligible customers, open from January 2002 to over 20,000 customers with an annual consumption of 16,000 GWh, the new company intends to focus on the segment of large customers, targeting a market share close to 15% after a launching period. A wide range of energy services will complement the offer to large customers.

Later on, as the opening of the Portuguese market for eligible customers advances, the company will broaden its scope to the segments of medium and small customer segments, leveraging on the strong presence in Portugal of SONAE's distribution network.

With this new company ENDESA and SONAE are well positioned vis-à-vis the creation of the Iberian Electricity Market in January 2003, which will enable the convergence of Spain's and Portugal's wholesale markets, thereby enhancing the flow of commercial transactions within the Iberian Peninsula.

**Agreement with SONAE**

The collaboration between SONAE and ENDESA started in 1999 with the signing of a Protocol that resulted in the joint development of co-generation projects in Portugal and Brazil as well as the electricity supply to the SONAE group companies in Spain and Portugal. The companies of the Group based in other European Countries may be added in a short period of time.

As a result of this collaboration in co-generation and renewables, SONAE owns a 50% capital stake in the company that ENDESA, through its subsidiary ECYR, established in Portugal to promote projects in such fields.

Likewise, due to these agreements, since year 2000 ENDESA supplies energy to the factories owned by SONAE and to shopping malls that represent 8 points of supply and more than 200 GWh/year.

**ENDESA in Portugal**

In Portugal, the client portfolio of its subsidiary ENDESA Energía, amounts to 300 GWh in annual sales becoming the leader among big consumers per energy supplied in such market. This energy is usually exported through the electricity interconnections between both countries, although sometimes the energy is acquired in Portugal.

Moreover, ENDESA is the first Spanish utility to market electricity to eligible clients in France, Italy and Portugal, having been granted a license for the same purpose in Germany.

Likewise, in Portugal, ENDESA participates in Tejo Energía, which operates the Pego 600 MW coal-fired plant, representing 7,1% of the total installed capacity in the country. ENDESA also operates in the gas distribution business, with a 49% stake of the Portuguese company NQF Gas SGPS through Setgas and Portgas, with more than 125,000 clients.

**SONAE**

SONAE is a Portuguese industrial holding with interests in different sectors such as retail distribution, real estate, telecoms, transport and, tourism, among others, with operations in several European and Latin American countries.
In the year 2000 the SONAE Group's turnover was Euro 5,700 million, with more than Euro 7,900 million in assets and net income of Euro 255 million. It also has close to 60,000 employees, 31,000 based in Portugal and the rest in other countries.

For additional information please contact Jacinto Pariente at North America

Investor Relations office. 212 750 72 00

http://www.endesa.es

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENDESA, S.A.

Dated: January 28, 2002

By: /s/ Jacinto Pariente
Name: Jacinto Pariente
Title: Manager of North America Investor Relations